press
release

Paris, March 16, 2010

AXA announces filing to voluntarily delist from the NYSE

AXA today announced its filing of a Form 25 with the U.S. Securities and Exchange Commission ("SEC") to voluntarily delist its American Depositary Shares ("ADS") from the New York Stock Exchange ("NYSE"). The last trading day of the ADS on the NYSE is expected to be March 25, 2010. The delisting will be effective on March 26, 2010. Following the delisting, it is expected that AXA's ADS will trade on the U.S. over-the-counter market and will be quoted on the OTC QX platform. Quotes will be available on www.otcqx.com.

As announced on January 25, 2010, following the effectiveness of the delisting from the NYSE, AXA intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act. AXA intends to file the Form 15F on March 26, 2010 and the Form should become effective within 90 days of such date.

AXA will continue to publish its annual reports and other financial communications in both English and French, which will be available to U.S. ADR holders and other investors through AXA's website (www.axa.com).

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About AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. For FY09, IFRS revenues amounted to Euro 90.1 billion and IFRS underlying earnings to Euro 3.9 billion. AXA had Euro 1,014 billion in assets under management as of December 31, 2009.

The AXA ordinary share is listed on compartment A of Euronext Paris under the ticker symbol CS (ISIN FR0000120628 – Bloomberg: CS FP – Reuters: AXAF.PA). The American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is available on the AXA Group website: www.axa.com

AXA Investor Relations

Mattieu Rouot:	+33.1.40.75.46.85
Gilbert Chahine:	+33.1.40.75.56.07
Paul-Antoine Cristofari:	+33.1.40.75.73.60
Sylvie Gleises:	+33.1.40.75.49.05

AXA Media Relations

Emmanuel Touzeau:	+33.1.40.75.46.74
Armelle Vercken:	+33.1.40.75.46.42
Chris Winans:	+1.212.314.55.19

AXA Individual shareholders Relations: +33.1.40.75.48.43

redefining / standards

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Référence for the year ended December 31, 2008, for a description of certain important factors, risks and uncertainties that may affect AXA's business. In particular, please refer to the section "Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.